HEALTH SYSTEMS SOLUTIONS, INC.

CODE OF ETHICS AND BUSINESS CONDUCT

March 2008

I. INTRODUCTION

This Code of Business Conduct and Ethics (the “Code”) has been adopted by the Board of Directors of Health Systems Solutions, Inc., a Nevada corporation (the “Company”), and is intended to focus the Company’s directors, officers and employees on areas of ethical risk, provide guidance to the directors, officers and employees to help them recognize and deal with ethical issues, provide mechanisms to report ethical conduct, and help foster a culture of honesty and accountability. Each director, officer and employee is expected to adhere to a high standard of ethical conduct. Unethical actions, or the appearance of unethical actions, are not acceptable. Directors, officers and employees are expected to be guided by the following principles in carrying out their responsibilities:

•	Loyalty. No director, officer or employee should be, or appear to be, subject to influences, interests or relationships that conflict with the best interests of the Company.

•	Compliance with Applicable Laws. The Company, its directors, officers and employees are expected to comply with laws and regulations applicable to the Company’s activities.

•	Observance of Ethical Standards. In the conduct of their duties, each director, officer and employee must adhere to high ethical standards. These include honesty and fairness.

This Code does not summarize all laws, rules, regulations, and Company policies which may be applicable to the Company and its employees, officers and directors. No code or policy can anticipate every situation that may arise. Accordingly, this Code is intended to serve as a source of guiding principles for directors, officers and employees. The Company has designated the Chairman of the Company’s Governance and Nominating Committee (the “Committee”) as its Code of Ethics Compliance Officer (the “Compliance Officer”), who shall administer this Code. Directors, officers and employees are encouraged to bring questions about particular circumstances that may involve one or more of the provisions of this Code to the attention of the Compliance Officer, who may consult with inside or outside legal counsel as appropriate. You may, at your discretion, make any report or complaint provided for in this Code to the Compliance Officer.

II. APPLICATION

This Code will apply to all employees, officers and directors of the Company.

III. PURPOSE

The purpose of this Code is to codify standards the Company believes are reasonably necessary to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•
full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the U.S. Securities and Exchange Commission (the “SEC”) and in other public communications made by the Company;

•	compliance with applicable governmental laws, rules and regulations;

•	prompt internal reporting of violations of this Code to the appropriate persons designated in this Code; and

•	accountability for adherence to this Code.

IV. STANDARDS OF CONDUCT

Each employee, officer and director will be expected to adhere to the following standards in connection with the performance of his or her duties as an employee, officer or director of the Company.

A.
Avoidance of Conflicts of Interest. Each employee, officer or director is required to avoid conflicts between his or her personal interests and the interests of the Company and to disclose any activities, financial interests or relationships that may present an actual or potential conflict of interest. A “conflict of interest” can occur when a director’s or officer’s personal interest is adverse to - or may appear to be adverse to - the interests of the Company as a whole. Conflicts of interest also arise when a director, an officer, or a member of his or her immediate family, receives improper personal benefits as a result of his or her position as a director or officer of the Company.

This Code does not attempt to describe all possible conflicts of interest which could develop. Some of the more common conflicts from which directors, officers and employees must refrain, however, are set out below.

•
Directors, officers and employees may not engage in any conduct or activities that are inconsistent with the Company’s best interests or that disrupt or impair the Company’s relationship with any person or entity with which the Company has or proposes to enter into a business or contractual relationship.

•	Directors, officers and employees may not accept compensation (in any form) for services performed for the Company from any source other than the Company.

•
Directors, officers, employees and members of their immediate families may not accept gifts from persons or entities where any such gift is being made in order to influence the actions of a director, officer or employee, or where acceptance of the gifts could create the appearance of conflict of interest.

•
Directors, officers and employees may not use Company assets, labor or information for personal use unless approved by the Compliance Officer or as part of a compensation or expense reimbursement program available to directors, officers and employees.

Each employee, officer or director should therefore avoid any investment, interest or association that interferes, or might interfere, with the objective or independent exercise of their best judgment or with the performance of their responsibilities in the best interests of the Company. Each employee, officer or director should promptly inform the Committee of any actual or potential conflicts of interest, and the Committee will resolve any questions regarding conflicts of interest involving any employee, officer or director.

While it is not possible to identify every activity that might give rise to a conflict of interest, a conflict of interest may exist whenever a relationship of an employee, officer or director, or one of their family members, is inconsistent with the Company’s best interests or could cause a conflict with job responsibilities. If you have a question, you should consult with your immediate supervisor or a member of the Committee.

B.
Accuracy of Public Communications. As a public company, it is of critical importance that the Company’s filings with the SEC and other public communications contain full, fair, accurate, timely and understandable disclosure. Depending on their respective positions with the Company, employees, officers or directors may be called upon to provide information necessary to assure that the Company’s public reports are complete, fair and understandable. The Company expects employees, officers and directors to take this responsibility seriously and to provide prompt and accurate answers to inquiries related to the Company’s public disclosure requirements.

C.
Compliance with Laws, Rules and Regulations. It is the Company’s policy to promote compliance with all applicable laws, rules and regulations in connection with the Company’s business. All employees, officers and directors should familiarize themselves with the legal standards and restrictions applicable to their assigned duties and responsibilities. The Company requires and encourages compliance with the “spirit” as well as the “letter” of the law. Even the appearance of illegal, dishonest or inappropriate behavior could have a negative impact on the Company and its employees.

D.	Honest and Ethical Conduct. The Company expects each employee, officer or director to act honestly and ethically at all times and to comply fully with the policies comprising this Code.

V. CORPORATE OPPORTUNITIES

Directors, officers and employees are prohibited from: (a) taking opportunities related to the Company’s business for personal use; (b) using the Company’s property, information, or position for personal gain; or (c) competing with the Company for business opportunities; provided, however, if the Company’s disinterested directors determine that the Company will not pursue an opportunity that relates to the Company’s business, after disclosure of all material facts by the director, officer or employee seeking to pursue the opportunity, the director, officer or employee may do so.

VI. CONFIDENTIAL INFORMATION

No employee, officer or director who has information of a confidential or proprietary nature shall disclose that information outside the Company, either during or after service with the Company, except with written authorization of the Company or as may be otherwise required by law. Confidential information includes, without limitation, all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed. Such information may include information about the Company’s financial condition, prospects or plans, its marketing and sales programs and research and development information, as well as information relating to mergers and acquisitions, stock splits and other corporate transactions. Confidential information also includes information concerning possible transactions with other companies or information about the Company’s customers, purchase orders, sales information and prospects, suppliers or joint venture partners, which the Company is under an obligation to maintain as confidential. Employees may not use confidential information for their own personal benefit or the benefit of persons or entities outside the Company including, without limitation, all media outlets. Any employee, officer or director who fails to abide by these guidelines is subject to disciplinary and other appropriate legal action including, without limitation, immediate dismissal.

VII. REPORTING VIOLATIONS

Employees are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and, when in doubt, about the best course of action in a particular situation. Anyone who believes that a violation of this Code or other illegal or unethical conduct by any employee, officer or director has occurred or may occur should promptly contact a supervisor, a corporate officer, or a member of the Committee. Such reports may be made confidentially or anonymously. Confidentiality will be protected, subject to applicable law, regulation or legal proceedings. The Company will not permit retaliation of any kind by its employees, officers and directors against any good faith reports or complaints of violations of this Code or other illegal or unethical conduct.

VIII. ENFORCEMENT OF CODE

The Compliance Officer is responsible for applying this Code to specific situations in which questions are presented under it and has the authority to interpret this Code in any particular situation. The Compliance Officer will follow certain procedures in investigating and enforcing this Code, as follows:

•	The Compliance Officer will take all appropriate action to investigate any reported potential violations;

•	If, after such investigation, the Compliance Officer believes that no material violation has occurred, the Compliance Officer is not required to take any further action;

•	Any matter that the Compliance Officer believes is a material violation will be reported to the Committee; and

•
If the Committee finds that a material violation has occurred, it will take such appropriate action as it sees fit, which may include review of, and appropriate modifications to, applicable policies and procedures related to the application of this Code to the Company’s employees, officers, directors; notification to appropriate personnel; assessment of monetary sanctions based on making the Company whole for damage suffered or to deter further actions; authorization of the suspension or dismissal of the employee, officer or director; or granting a waiver. All waivers shall be accompanied by a written memorandum, including to whom the waiver was granted, the details of the waiver, the nature and scope of the waiver, reasoning for the waiver and the date of the waiver. Any changes to, or waivers of, this Code will, to the extent required, be disclosed as provided by SEC rules.

IX. ACCOUNTABILITY FOR ADHERENCE TO THIS CODE

Each employee, officer and director will be individually responsible for adhering to the standards set forth in this Code. Upon receiving a report of a violation of this Code, the Committee, including its legal and other advisors, will have the full power and authority to investigate the report and to determine what steps, if any, should be taken to resolve the problem and avoid the likelihood of its recurrence. These steps may, where appropriate, include the termination of an employee, officer or director’s employment by the Company, disciplinary action and the commencement of appropriate legal proceedings. Each employee, officer and director will be obligated to cooperate fully with any investigation by the Committee.

X. WAIVERS AND AMENDMENTS

Any request for a waiver of any provision of this Code must be in writing and addressed to the Compliance Officer. If you are a director or executive officer of the Company, the request may be addressed directly to the Committee. With regard to executive officers and directors, the Committee will have the sole and absolute discretionary authority, to approve any waiver from this Code. Any waiver of the Code with respect to executive officers and directors will be promptly publicly disclosed to shareholders, together with the reason for the waiver, by a method selected by the Committee in conformity with applicable SEC rules. This Code may be amended, modified or waived by the Board of Directors, upon recommendation of the Committee, and subject to disclosure requirements and other applicable SEC rules.

XI. MISCELLANEOUS

This Code is intended to be interpreted and administered so as to comply with the requirements applicable to a “code of ethics” as defined in Section 406 of the Sarbanes-Oxley Act of 2002 and the related rules of the SEC. No other ethics, legal compliance or other policies or practices of the Company or its subsidiaries that may be applicable to any of the employees, officers or directors of the Company, whether currently in effect or established in the future and whether or not relating to the same subject matter as this Code, will be deemed to be a part of this Code. This Code is not a contract and is not intended to create any contractual obligations on the part of the Company. This Code also does not alter the at-will or other employment relationship between the Company and any director, officer or employee.

HEALTH SYSTEMS SOLUTIONS, INC.

CODE OF ETHICS AND BUSINESS CONDUCT

RECEIPT ACKNOWLEDGMENT

I, ______________________, hereby acknowledge that I have received and read a copy of the “Code of Ethics and Business Conduct” and agree to comply with its terms. I understand that violation of code of ethics may subject me to severe civil and/or criminal penalties, and that violation of the terms of the above-titled policy may subject me to discipline by the Company up to and including termination for cause.

By:	___________________________	___________________________

Name:	___________________________	Date___________________________